Section IV
COMMITTEES OF THE BOARD

Section 4.1. **Creation and Organization**. The standing committees of the Board of Directors shall be an Executive Committee; an Audit Committee; a Compensation Committee; a Governance Committee; and an Environment, Health and Safety Committee, having the respective duties assigned to each in this Section IV and any other duties assigned to such committee by resolution passed by a majority of the entire Board of Directors from time to time. Except as specified herein, each such standing committee shall consist of one or more Directors and such other *ex officio* members as the Board of Directors shall from time to time determine. The chairman of each standing committee shall be one of such committee's members who shall be designated as that committee's chairman by a majority of the entire Board of Directors. Members of each standing committee shall be elected by a majority of the entire Board of Directors. Vacancies in any standing committee shall be filled by a majority vote of the entire Board of Directors. The Board of Directors may appoint management employees of the Company or its subsidiaries to be *ex officio* members of any standing committee except the Executive Committee. *Ex officio* members of standing committees shall be entitled to be present at all meetings of their respective committees and to participate in committee discussions, but shall not be entitled to vote or be counted for quorum purposes. Each standing committee shall fix its own rules of procedure and shall meet where and as provided by such rules, but the presence of a majority of its members shall be necessary to constitute a quorum. The Board of Directors may from time to time appoint such special committees with such powers and such members as it may designate in a resolution or resolutions adopted by a majority of the entire Board of Directors.

Section 4.2. **Executive Committee**. During the intervals between the meetings of the Board of Directors, the Executive Committee shall possess and may exercise all the powers of the Board of Directors in the management and direction of the business and affairs of the Company to the fullest extent allowed by the General Corporation Law of Delaware, and other applicable regulations and statutes. However, the power and authority of the Executive Committee to take the following actions shall be limited to the extent specifically authorized by resolution of the Board of Directors:

   (a)   To authorize the issuance of common stock;

   (b)   To authorize the issuance of shares of Preferred Stock, to fix the designations and any of the preferences or rights of such shares relating to dividends, redemption, dissolution, any distribution of assets of the Company or the conversion into, or the exchange of such shares for, shares of any other class or any other series of any class of stock of the Company, to fix the number of shares of any series of Preferred Stock or to authorize the increase or decrease of the shares of any series of Preferred Stock;

   (c)   To declare dividends on stock;

   (d)   To adopt a certificate of ownership and merger in accordance with the General Corporation Law of Delaware;

   (e)   To amend, alter, change, adopt, and repeal the Authorization Policy of the Company; and

   (f)   To determine the rights, powers, duties, rules and procedures that affect the power of the Board of Directors to manage and direct the business and affairs of the Company, including the power to designate and empower committees of the Board of Directors, to elect, appoint and empower the officers and other agents of the Company, and to determine the time and place of, and the notice requirements for Board meetings, as well as quorum and voting requirements for, and the manner of taking Board action.

The Executive Committee shall consist of the officer who serves as the chief executive officer pursuant to Section 5.17, the presiding or lead director, if any, and not fewer than two other Directors. The Executive Committee shall keep minutes of its meetings.

Section 4.3. **Audit Committee.** The Audit Committee shall have the sole authority to appoint or replace the Company's independent auditors, subject to shareholder ratification. The Audit Committee shall assist the Board in monitoring:

> (a) The integrity of the financial statements of the Company;
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> (b) The independent auditor's qualifications, independence and performance;
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> (c) The performance of the Company's internal audit function; and
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> (d) The compliance by the Company with legal and regulatory requirements.

The Audit Committee shall prepare the report required by the rules of the Securities and Exchange Commission (the "Commission") to be included in the Company's annual meeting proxy statement.

Section 4.4. **Compensation Committee**. The Compensation Committee shall discharge the Board's responsibilities relating to the total compensation of the Company's chief executive officer and other senior executives in a manner consistent with and in support of the business objectives of the Company, competitive practice, and all applicable rules and regulations.

Section 4.5. **Governance Committee**. The Governance Committee shall consider and report periodically to the Board of Directors on all matters relating to the selection, qualification, and compensation of members of the Board and candidates nominated to the Board, as well as any other matters relating to the duties of the members of the Board. The Committee shall act as a nominating committee with respect to candidates for Directors and will make recommendations to the full Board concerning the size of the Board and structure of committees of the Board. The Committee shall also assist the Board with oversight of corporate governance matters.

Section 4.6. **Environment, Health and Safety Committee.** The Environment, Health and Safety Committee shall have:

> (a) The authority and responsibility to assess current aspects of the Company's environment, health and safety policies and performance and to make

recommendations to the Board of Directors and the management of the Company with regard to promoting and maintaining superior standards of performance; and

(b)   Oversight responsibility and shall advise the Board on matters impacting corporate social responsibility and the Company's public reputation. The Committee's focus includes the Company's public policy management, philanthropic contributions, international codes of business conduct, and corporate reputation management.   Recognizing that positive perceptions of the Company's policies and practices are valuable assets, the Committee will monitor these perceptions and will make recommendations to the Board and management to continually enhance the Company's public standing.

Section 4.7. **Powers Reserved to the Board.** No committee of the Board of Directors shall have the power or authority to:

(a) Approve or adopt, or recommend to stockholders, any action or matter expressly required by the General Corporation Law of Delaware to be submitted to stockholders for approval; or

(b) Adopt, amend, or repeal these Bylaws.

No committee of the Board of Directors shall take any action that is required by these Bylaws, the Certificate of Incorporation or the General Corporation Law of Delaware to be taken by a vote of a specified proportion of the entire Board of Directors.